[Chartwell Letterhead]

October 14, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.
Attn:  Steve Williams
           Tammy Tangen
           Stephen Krikorian

Re:	Chartwell Technology, Inc. Form 20-F: For the Year Ended October 31, 2004 Filed May 16, 2005 File No. 003-30456

Dear Sirs:

        On May 16, 2005, Chartwell Technology, Inc. (the “Company”) filed an annual report on Form 20-F for the year ended October 31, 2004 (the “Form 20-F”) with the United States Securities and Exchange Commission (the “SEC”). On September 29, 2005, the staff of the SEC (the “Staff”) issued the Company a letter setting forth comments to the Form 20-F (the “Comment Letter”).

        We understand that Steve Williams of the staff conferred with Kenneth Sam of Dorsey & Whitney LLP, our United States special counsel, on October 13, 2005. Mr. Sam confirmed that the Company is eligible to deregister its common shares pursuant to either Rule 12g-4(a)(1) or Rule 12g-4(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Company intends to file a Form 15 to terminate the registration of its class of common stock no later than October 31, 2005.

        Consequently, pursuant to Mr. Williams’ advice, the Company does not intend to respond to the Comment Letter. In the event that the Company elects to register its class of common shares under Section 12 of the Exchange Act or files a registration statement in connection with the offer and sale of common shares under the Securities Act of 1933, as amended, the Company undertakes to address the comments set forth in the Comment Letter in connection with such registration.

        Please contact our counsel, Kenneth Sam at (206) 903-8804 or Bo-Yong Park at (212) 415-9368, if you have any questions.

Sincerely,

/s/ Don Gleason
Don Gleason
Chief Finance Officer